☒

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 1, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia press release dated August 5, 2009: Nokia completes acquisition of cellity
2.	Nokia press release dated August 12, 2009: Microsoft and Nokia form global alliance to design, develop and market mobile productivity solutions
3.	Nokia press release dated August 15, 2009: U.S. International Trade Commission rules in favor of Nokia
4.	Nokia press release dated August 24, 2009: Nokia Booklet 3G brings all day mobility to the PC world
5.	Nokia press release dated August 26, 2009: Nokia brings mobile financial services to millions
6.	Nokia press release dated August 27, 2009: Maemo 5 injects speed and power into mobile computing
7.	Nokia Siemens press release dated August 19, 2009: Nokia Siemens Networks appoints Sue Spradley to Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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PRESS RELEASE

August 5, 2009

Nokia completes acquisition of cellity

Espoo, Finland - Nokia today announced that it has completed the acquisition of cellity’s assets, which was initially announced on July 24, 2008. Before the acquisition, cellity offered a solution to collect and securely store users’ contacts in one place, with the service providing an easy way to connect people on the mobile and the web. The cellity team will strengthen Nokia’s competencies in the area of social networking.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on;  18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional

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actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations;  24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

August 12, 2009

Microsoft and Nokia form global alliance to design, develop and market mobile productivity solutions

Companies will collaborate to bring Microsoft Office Mobile and related communications and collaboration software and services to Nokia smartphones

New York, NY, USA - The worldwide leader in software and the world’s largest smartphone manufacturer have entered into an alliance that is set to deliver a groundbreaking, enterprise-grade solution for mobile productivity. Today, Microsoft Business Division President Stephen Elop and Nokia’s Executive Vice President for Devices Kai Oistamo announced the agreement, outlining a shared vision for the future of mobile productivity. This is the first time that either company has embarked on an alliance of this scope and nature.

Under the terms of the agreement, the two companies will begin collaborating immediately on the design, development and marketing of productivity solutions for the mobile professional, bringing Microsoft Office Mobile and Microsoft business communications, collaboration and device management software to Nokia’s Symbian devices. These solutions will be available for a broad range of Nokia smartphones starting with the company’s business-optimized range, Nokia Eseries. The two companies will also market these solutions to businesses, carriers and individuals.

Both Microsoft Corp. and Nokia possess a rare combination of enterprise experience and consumer understanding and, in addition to the collaboration on existing software and services, will use these assets to jointly design a range of new user experiences for future Nokia devices. These experiences will be identified together, and will be created by dedicated teams inside both companies to better meet the growing needs of the mobile professional.

“With more than 200 million smartphone customers globally, Nokia is the world’s largest smartphone manufacturer and a natural partner for us,”said Elop. “Today’s announcement will enable us to expand Microsoft Office Mobile to Nokia smartphone owners worldwide and allow them to collaborate on Office documents from anywhere, as part of our strategy to provide the best productivity experience across the PC, phone and browser.”

“If you are going to provide a seamless and integrated productivity experience on a mobile device, Microsoft is an ideal partner,” said Oistamo. “Together with Microsoft, we will develop new and innovative user experiences for employees of small and large businesses alike, ensuring Nokia’s smartphones are an integral part of the office and home-office environment, and addressing the significant opportunity in mobile enterprise productivity.”

This announcement builds on the existing work Nokia is doing by optimizing access to e-mail and other personal information withExchange ActiveSync. Next year, Nokia intends to start shipping Microsoft Office Communicator Mobile on its smartphones, followed by other Office applications and related software and services in the future. These will include:

• The ability to view, edit, create and share Office documents on more devices in more places with mobile-optimized versions of Microsoft Word, Microsoft PowerPoint, Microsoft Excel and Microsoft OneNote

• Enterprise instant messaging and presence, and optimized conferencing and collaboration experience with Microsoft Office Communicator Mobile

• Mobile access to intranet and extranet portals built on Microsoft SharePoint Server

• Enterprise device management withMicrosoft System Center

“Having these two major players cooperating at this level will help us continue to meet our customer’s needs and reinforces our future business mobility strategy,”said Diane Sanchez, head of Telefonica USA.

“The scope of the alliance between Microsoft and Nokia, and potential value for the enterprise and individual is significant,” said Stephen Drake, VP of Mobility & Telecom at IDC. “By bringing Microsoft’s productivity solutions

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to Nokia’s large customer base, the two companies should be better able to serve the needs of the growing mobile worker population, which IDC estimates to reach 1 billion worldwide in 2011.”

Additional press materials and photos can be found at http://www.microsoft.com/presspass and http://www.nokia.com/press/.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways — fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

For more information, press only:

Rapid Response Team, Waggener Edstrom Worldwide for Microsoft, (503) 443-7070, rrt@waggeneredstrom.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia, North America

Communications

Tel. +1 646 935 4085

Email: communication.corp@nokia.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft.com/presspass/contactpr.mspx.

www.nokia.com

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PRESS RELEASE

August14, 2009

U.S. International Trade Commission rules in favor of Nokia

New York, NY, USA - Nokia announced today that a United States International Trade Commission (ITC) judge issued an Initial Determination in favour of Nokia in the action brought by InterDigital against Nokia. The case, filed by InterDigital, alleged that Nokia infringed four patents that InterDigital asserts to be essential for the UMTS (3G) mobile standard. The judge found that there is no infringement of the four alleged patents and therefore, Nokia is not in violation of section 337 of the Tariff Act.

The judge’s Initial Determination, issued on August 14, 2009, is consistent with a previous judgment in the United Kingdom that found several InterDigital patents not to be essential to the UMTS mobile standard.

“As a leading innovator Nokia respects valid and used IPR and expects others to do the same”, said Ilkka Rahnasto, vice president, Nokia Legal and Intellectual Property. “We are willing to compensate other contributors with what is fair and reasonable for such IPR, however in the case of unrealistic and unwarranted demands, we are prepared to ensure through litigation that our rights are protected.  We believe this initial determination by the ITC combined with earlier UK court decisions provide a strong indication that the asserted value of InterDigital’s 3G patent portfolio may have been over-estimated.”

The judge’s Initial Determination will now be forwarded to the full Commission for review. The Commission is scheduled to make its Final Determination by around December 14, 2009.  Ahead of the Final Determination, Nokia will continue to present its case to the ITC.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +1 914 368 0423

Email: press.services@nokia.com

www.nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect.

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Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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PRESS RELEASE

August 24, 2009

Nokia Booklet 3G brings all day mobility to the PC world

Espoo, Finland - After more than 25 years as a pioneer and leader in the mobile industry, Nokia will bring its rich mobility heritage and knowledge to the PC world with the new, Windows based, Nokia Booklet 3G.

Powered by the efficient Intel Atom processor, the Nokia Booklet 3G delivers impressive performance with up to 12 hours of battery life, enabling people to leave their power cable behind and still be connected and productive. Delivering the rich experience of a full-function PC inside an ultra-portable aluminum chassis, the new mini-laptop weighs 1.25 kilograms, measures slightly more than two centimeters thin, and has the features one would expect from the world’s leading mobile device manufacturer.  A broad range of connectivity options - including 3G/ HSPA and Wi-Fi - gives consumers high speed access to the Internet, including Nokia’s broad suite of Ovi services, and allows them to make the most of every moment and every opportunity.

“A growing number of people want the computing power of a PC with the full benefits of mobility,” said Kai Oistamo, Nokia’s Executive Vice President for Devices. “We are in the business of connecting people and the Nokia Booklet 3G is a natural evolution for us. Nokia has a long and rich heritage in mobility and with the outstanding battery life, premium design and all day, always on connectivity, we will create something quite compelling. In doing so we will make the personal computer more social, more helpful and more personal.”

The mini-laptop also comes with an HDMI port for HD video out, a front facing camera for video calling, integrated Bluetooth and an easily accessible SD card reader. Other premium features include the 10-inch glass HD ready display and integrated A-GPS which, working with the Ovi Maps gadget, can pinpoint your position in seconds and open up access for a truly personal maps experience. The Nokia Booklet 3G also brings a number of other rich Ovi experiences to life, whether its access and playback of millions of tracks through the Nokia Music Store, or using Ovi Suite to sync seamlessly from your Nokia smartphone, to your mini-laptop, to the cloud.

The Nokia Booklet 3G will widen the Nokia portfolio, satisfying a need in the operator channel, and bringing another important ingredient in the move towards becoming a mobile solutions company.

Further information, including detailed specifications, market availability and pricing, will be announced at Nokia World on September 2. For more information on Nokia World, visit: http://events.nokia.com/nokiaworld/home.htm

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

August 26, 2009

Nokia brings mobile financial services to millions

Nokia Money, a new mobile financial service enables financial management and payments from a mobile phone

Espoo, Finland — Nokia today introduced Nokia Money, a new mobile financial service offering consumers with mobile device access to basic financial services. For many consumers, this will be the first time they have had any access to such financial services.

Nokia Money has been designed to be as simple and convenient as making a voice call or sending an SMS. It will enable consumers to send money to another person just by using the person’s mobile phone number, as well as to pay merchants for goods and services, pay their utility bills, or recharge their prepaid SIM cards (SIM top-up). The services can be accessed 24 hours a day from anywhere, meaning savings in travel costs and time. Nokia is building a wide network of Nokia Money agents, where consumers can deposit money in or withdraw cash from their accounts.

4 billion mobile phones but only 1.6 billion bank accounts

“We believe mobile financial services offer a market opportunity with long term growth potential. In many countries, mobile phone ownership significantly exceeds bank account usage, suggesting that many mobile phone users have very limited or no access to basic financial services. With more than 4 billion mobile phone users and only 1.6 billion bank accounts, global demand for access to financial services presents a strong opportunity to combine mobile devices with simple but powerful financial services such as Nokia Money”, said Mary McDowell, EVP and Chief Development Officer, Nokia.

Mobile payments will be the next step for delivering financial services to hundreds of millions of people, both urban and rural, who are underserved by existing payment means, especially in emerging economies.

“Rural consumers will particularly benefit from money transfers and, for urban consumers used to online services, we are enabling services such as payment of utility bills, purchase of train and movie tickets, top-ups, all through their mobile phones. Nokia Money is simple to use, secure and available across different operator networks and on virtually any mobile phone. This means millions of new consumers will soon be able to manage all their financial needs from their mobile phone”, said Teppo Paavola, VP and Head of Corporate Business Development, Nokia.

Building a new ecosystem for mobile payments

The Nokia Money service will be operated in cooperation with Obopay, a leader in developing global mobile payment solutions, which Nokia invested in earlier this year. The service is based on Obopay’s mobile payment platform, with unique and newly developed mobile elements. Nokia intends the service to be open and interoperable with other payment services as well.

“Obopay shares Nokia’s vision for bringing mobile financial services to millions of people worldwide. We’re excited that Nokia has chosen Obopay’s platform. Nokia’s leading market position, strong brand recognition and global distribution channel, using the Obopay platform with uniquely developed mobile elements, means the Nokia Money service is well positioned to bring the next generation of mobile payment services to the world,” said Carol Realini, Founder and CEO of Obopay.

Nokia Money is the result of a powerful collaboration Nokia is forging between different partners in different markets around the world. It is designed to work in partnership with mobile network operators and financial

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institutions, involving distributors and merchants in a dynamic ecosystem to seamlessly provide the new services.

“As a result of the innovative partnerships and comprehensive ecosystem we are forging with the banking and financial industry, as well as leading network operators, we believe Nokia Money will bring financial inclusion to many who currently have limited or no access to financial services. Uniting the strengths of the mobile and financial services industries will change the way people around the world can manage their money in the future”, added McDowell.

“Mobile financial services present a high growth sector for Nokia. Nokia’s asset strengths, including consumer brand awareness, distribution capabilities and global relationships should serve as logical and necessary extensions to drive innovation in the mobile payments and banking sector. To be successful Nokia must provide a legitimate bridge between operators, banks networks and security infrastructure in order to unlock the broad uptake of mobile financial services,” said Bob Egan, Global Head of Research and Chief Analyst, Towergroup.

The Nokia Money service will be shown for the first time at Nokia World on the 2nd and 3rd of September 2009 in Stuttgart, Germany, and it is planned to be rolled out gradually to selected markets, beginning in early 2010.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

August 27, 2009

Maemo 5 injects speed and power into mobile computing

The new Nokia N900: Computer-grade performance in a handset

Espoo, Finland — Nokia today marked the next phase in the evolution of Maemo software with the new Nokia N900. Taking its cues from the world of desktop computing, the open source, Linux-based Maemo software delivers a PC-like experience on a handset-sized device.

The Nokia N900 has evolved from Nokia’s previous generation of Internet Tablets and broadens the choice for technology enthusiasts who appreciate the ability to multitask and browse the internet like they would on their desktop computer.

Running on the new Maemo 5 software, the Nokia N900 empowers users to have dozens of application windows open and running simultaneously while taking full advantage of the cellular features, touch screen and QWERTY keyboard.

“With Linux software, Mozilla-based browser technology and now also with cellular connectivity, the Nokia N900 delivers a powerful mobile experience,” says Anssi Vanjoki, Executive Vice President, Markets, Nokia. “The Nokia N900 shows where we are going with Maemo and we’ll continue to work with the community to push the software forward. What we have with Maemo is something that is fusing the power of the computer, the internet and the mobile phone, and it is great to see that it is evolving in exciting ways.”

Designed for computer-grade performance in a compact size, Maemo complements Nokia’s other software platforms, such as Symbian, which powers Nokia’s smartphones.

“Just as Nokia continues to expand and diversify its device portfolio, so it is deploying multiple platforms to allow it to serve different purposes and address different markets. While we have seen continued growth in Symbian as a smartphone platform, Maemo enables Nokia to deliver new mobile computing experiences based on open-source technology that has strong ties with desktop platforms,” says Jonathan Arber, Senior Research Analyst in Consumer Mobile at IDC.

More multitasking with Maemo

The Nokia N900 packs a powerful ARM Cortex-A8 processor, up to 1GB of application memory and OpenGL ES 2.0 graphics acceleration. The result is PC-like multitasking, allowing many applications to run simultaneously. Switching between applications is simple, as all running content is constantly available through the dashboard. The panoramic homescreen can be fully personalized with favorite shortcuts, widgets and applications.

To make web browsing more enjoyable, the Nokia N900 features a high-resolution WVGA touch screen and fast internet connectivity with 10/2 HSPA and WLAN. Thanks to the browser powered by Mozilla technology, websites look the way they would on any computer. Online videos and interactive applications are vivid with full Adobe Flash™ 9.4 support. Maemo software updates happen automatically over the internet.

Messaging on the N900 is easy and convenient thanks to the full physical slide-out QWERTY keyboard. Setting up email happens with only a few touches and the Nokia Messaging service mobilizes up to 10 personal email accounts. Text message or IM exchanges with friends are shown in one view and all conversations are organized as separate windows.

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The Nokia N900 has 32GB of storage, which is expandable up to 48GB via a microSD card. For photography, the Maemo software and the N900 come with a new tag cloud user interface that will help users get the most out of the 5MP camera and Carl Zeiss optics.

The Nokia N900 will be available in select markets from October 2009 with an estimated retail price of EUR 500 excluding sales taxes and subsidies. The Nokia N900 will be displayed at Nokia World, Stuttgart, on September 2. More information on Maemo is available at http://maemo.nokia.com.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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Press Release

Espoo, Finland - August 19, 2009

Nokia Siemens Networks appoints Sue Spradley to Executive Board

Also strengthens North American customer focus with new, next generation, wireless center

Nokia Siemens Networks announced today that Sue Spradley, leader of the company’s North American region, will join the company’s executive board, effective immediately. Spradley will continue to report to Bosco Novak, chief of market operations.

In addition, and in a further demonstration of its commitment to North America, Nokia Siemens Networks is establishing a center of competence in Dallas dedicated to developing the next generation of broadband wireless technology known as Long Term Evolution (LTE). The center will employee approximately 500 people, consisting of both existing employees and new hires. The Dallas area was chosen thanks to the company’s strong existing presence and its proximity to major customers.

“Our commitment to expanding our presence and expertise in North America is as strong as ever and our announcements today reflect that,” said Simon Beresford-Wylie, chief executive officer Nokia Siemens Networks. “Sue’s decisiveness, passion for winning and straight talking style ensure we’ll have a strong advocate for the North American market at the highest level of the company.”

“The formation of an LTE center of competence in Dallas demonstrates our aim to locate key resources in close proximity to the communications service providers leading the roll-out of next generation technologies. The actions we are announcing today increase our focus on the needs of our North American customers,” Beresford-Wylie said.

Spradley joined the company in July 2007 as leader of its North American region customer and market operations. Follow this link for further information.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Press office

Phone: +358 7180 31451

Email: mediarelations@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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